                                                                       EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and Auditors' Report included in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to 2003 compared with 2002 unless otherwise indicated. The calculation of barrels of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Management's Discussion and Analysis contains the term "cash flow from operations", which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP"). Canadian Superior's determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

     The MD&A as well as other sections within this Annual Report, contain forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

     One of the major accomplishments of the Corporation during the past year was the closing of the Drumheller property acquisition on March 20, 2003. This strategic acquisition provided Canadian Superior with a significant, stable core operating base and dramatically increased the Corporation's production and cash flow. The Drumheller transaction had an unadjusted purchase price of approximately $65.0 million and an effective date of October 1, 2002. In accordance with Canadian generally accepted accounting principles, the properties' net cash flows from the effective date to the date of closing, approximately $11.5 million, were treated as purchase price adjustments and deducted from the gross acquisition costs. This resulted in the Corporation recording net acquisition costs of approximately $53.5 million. Additional capitalized transaction costs of $0.7 million were also incurred. Only revenues, expenses and production volumes related to production volumes of the properties from March 21, 2003 forward were recorded on the statement of earnings of the Corporation in the 2003 annual report.

     The following table sets forth selected financial information of the Corporation for the periods indicated:

Years ended December 31 ($000's except per share amounts)          2003             2002            2001
                                                            --------------------------------------------
Oil and gas revenue net of royalties                        $    25,568      $     6,007       $   4,078
Cash flow from operations                                        13,347              799           1,729
   Per Share - basic                                               0.16             0.01            0.04
   Per Share - diluted                                             0.15             0.01            0.04
Net earnings (loss)                                                (312)         (28,173)          8,109
   Per Share - basis                                              (0.00)           (0.51)           0.20
   Per Share - diluted                                            (0.00)           (0.51)           0.19
Total assets                                                    139,952           49,956          68,588
Net debt (surplus) including working capital                      3,744            5,484          (1,203)

PRODUCTION, PRICING AND REVENUE

Years Ended December 31

Natural Gas                                    2003               2002           % change
-----------                                ----------------------------------------------
Average Daily Production (mcf/d)             10,210              4,725             116
Average Sales Price ($/mcf)                $   6.60           $   4.04              63

NATURAL GAS REVENUE ($000'S)               $ 24,589           $  6,968             253

OIL & NGLS
Average Daily Production (bbl/d)                583                 59             888
Average Sales Price ($/bbl)                $  33.03           $  35.69             (7)

OIL & NGLS REVENUE ($000'S)                $  7,029           $    769             814

BARRELS OF OIL EQUIVALENT (6:1)
Average Daily Production (boe/d)              2,285                846             170
Average Sales Price ($/boe)                $  37.92           $  25.07              51

TOTAL OIL AND GAS REVENUE ($000'S)         $ 31,618           $  7,741             308

     Average daily production for 2003 increased to 2,285 boe/d, up 170 percent from 846 boe/d in 2002. The increase in production during 2003 is largely attributable to the Drumheller property acquisition, which closed on March 20, 2003.

     Oil and gas revenue increased 308 percent to $31.6 million in 2003, as compared to $7.7 million in 2002. This revenue increase is due to both higher production levels and higher average price realizations achieved during 2003. The average realized sales price in 2003 was $37.92/boe ($6.60/mcf for natural gas and $33.03/bbl for oil and NGLs) up 51 percent from $25.07/boe in 2002 ($4.04/mcf for natural gas and $35.69/bbl for oil and NGLs).

     While the Corporation sells all its production within Canada, and receives its production payments in Canadian dollars, the Canadian dollar prices for oil, NGLs and natural gas are strongly referenced to US commodity prices. During 2003, the Canadian dollar increased approximately 20 percent versus the US dollar, resulting in the Corporation's realized Canadian dollar denominated sales prices showing lower increases than the US dollar reference prices.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. After acquiring the Drumheller property in March 2003, the Corporation entered into agreements to hedge approximately 40 percent of its 2003 production. These 2003 activities resulted in income of $269,000 which was recorded as increased oil and gas revenues during the period.

     The Corporation has the following contracts in place relating to 2004:

Contract             Volume           Price                   Term
-----------          ----------       ---------------         ----------------------------
NATURAL GAS
Fixed Price          1,000 gj/d       $5.68/gj (Aeco)         January 1 - January 31, 2004
Fixed Price          2,000 gj/d       $6.53/gj (Aeco)         January 1 - March 31, 2004
Fixed Price          2,000 gj/d       $5.95/gj (Aeco)         March 1 - March 31, 2004
Fixed Price          2,000 gj/d       $6.14/gj (Aeco)         April 1 - October 31, 2004

CRUDE OIL
Fixed Price          275 bbl/d        $35.75 CAD/bbl WTI      January 1 - May 31, 2004

ROYALTIES

Years ended December 31 ($000's)           2003                2002            % change
----------------------------------------------------------------------------------------
Crown                                   $ 5,219             $ 1,949                 168
Freehold and overriding                   1,248                  85                1368
----------------------------------------------------------------------------------------
Total royalties                           6,467               2,034                 218
Alberta Royalty Tax Credit                 (417)               (300)                 39
----------------------------------------------------------------------------------------
NET ROYALTIES                           $ 6,050             $ 1,734                 249
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
     Per boe                            $  7.26             $  5.61                  29
     Percent of total revenue                19%                 22%                n/a
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

Royalties, net of royalty credit, totaled $6.0 million in 2003, up 249 percent from $1.7 million in 2002. The increase in royalty expense is due to a 170 percent increase in average daily production rates and a 51 percent increase in realized prices in 2003. The average royalty rate, as a percentage of revenue, fell to 19 percent in 2003, down from 22 percent in 2002.

PRODUCTION AND OPERATING EXPENSES

                                                                2003                             Year
                                             ------------------------------------------- ---------------------
                                                Q1         Q2         Q3         Q4        2003       2002
                                             ---------- ---------- ---------- ---------- ---------- ----------
Production and Operating Expenses ($000's)        724      1,989      1,771      1,508      5,992      2,542
     Per boe ($)                                 8.65       7.89       7.02       6.16       7.19       8.23

Production and operating expenses increased to $6.0 million for 2003, up 136 percent from $2.5 million reported in 2002, as a result of a significant increase in the Corporation's production during 2003. Measured on a boe basis, 2003 production and operating expenses fell to $7.19/boe, down 13 percent from $8.23/boe in 2002. Drumheller area production has significantly reduced the Corporation's per barrel production and operating expenses. The Corporation's Northern access properties generally have higher operating costs per boe compared to the Drumheller area. Production and operating expenses consistently fell throughout 2003 as our field team worked diligently to implement operations efficiencies. Fourth quarter of 2003 production and operating expenses averaged $6.16/boe, down 29 percent from the first quarter average cost of $8.65/boe.

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31 ($000's)             2003               2002             % change
------------------------------------------------------------------------------------------
Gross G&A Expenses                        $ 9,172            $ 6,328                   45
Recoveries                                   (260)              (250)                 n/a
Capitalized                                (4,063)            (3,180)                 n/a
------------------------------------------------------------------------------------------
Net G&A                                   $ 4,849            $ 2,898                   67
------------------------------------------------------------------------------------------
     Per boe                              $  5.82            $  9.39                  (38)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

Net G&A expenses increased to $4.8 million in 2003, up from $2.9 million in 2002. This increase can be attributed to increased staffing and associated expenses to support the Corporation's increased operations base and activities, as well as to a one-time contractual payment made to an officer and director of the Corporation. On a unit of production basis, G&A expenses fell 38 percent to $5.82/boe for 2003. The Corporation capitalized $4.1 million of overhead related to exploration and development, representing 44 percent of gross G&A costs.

INTEREST EXPENSE

During 2003 the Corporation paid $1.5 million in interest on its revolving production loan facility, which at year end had a drawn balance of $12.55 million. Only $158,000 of interest expenses were incurred in 2002 due to the relatively small size of the facility draws in that year.

INTEREST INCOME

Interest income of $364,000 was earned by the Corporation in 2003 on its Offshore Nova Scotia licence term deposits. Interest income was marginally higher in 2002 because of higher interest rates in that year.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for 2003 totaled $13.3 million in 2003 up from $5.6 million in 2002. This increase principally relates to the 170 percent increase in production resulting from the Drumheller acquisition. 2003 depletion and amortization expenses averaged $15.91/boe. 2004 depletion and amortization expenses are expected to average approximately $20.00/boe as a result of negative reserve revisions to the Corporation's non-Drumheller area properties in the January 1, 2004 independent reserve evaluation.

FUTURE SITE RESTORATION

The Corporation accrues a provision for future site restoration based on its existing number of wells and production facilities. The provision was $1.2 million in 2003 and $0.3 million in 2002. The rise reflects both higher 2003 production and the increased well count resulting from the Drumheller acquisition.

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation's year-end book value, and was $288,000 in 2003. As a result of the loss from operations of $1.2 million reported in 2003, a reduction in future income taxes of $828,000 was recorded. The Corporation does not expect to be cash taxable in 2004.

CAPITAL EXPENDITURES

Years ended December 31 ($000's)                 2003               2002          % change
------------------------------------------------------------------------------------------
     Acquisition                          $    54,160        $         0               100
     Exploration & Development                 17,801             35,535               (50)
     Plants & Facilities & Pipelines            2,787             11,130               (75)
     Land & Lease                               1,325              4,962               (73)
     Seismic                                    3,859                217              1678
     Capitalized Expenses                       4,063              3,181                28
------------------------------------------------------------------------------------------
                                          $    83,995        $    55,025                53
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

The Corporation incurred $84.0 million of capital expenditures in 2003, including $54.2 million on the Drumheller acquisition in the first quarter of the year. Exploration and development expenses include the costs of drilling 13 wells at Drumheller in the second half of 2003 and two East Ladyfern wells in the first quarter of 2003. Exploration and development expenses also include approximately $5.5 million for the Corporation's share of the Mariner I-85 well costs incurred to December 31, 2003. It is anticipated that the Corporation incurred approximately $8.5 million of additional expenditures on this well in the first quarter of 2004, subject to final adjustments with the operator.

CEILING TEST

The Corporation has adopted CICA Accounting Guideline 16 "Oil and Gas Accounting
- Full Cost" effective for its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. No write-down of oil and gas assets was required for 2003, under this guideline.

NET INCOME AND CASH FLOW FROM OPERATIONS

                                                  ($000's)                            ($ per boe)
                                           -----------------------              -----------------------
Years ended December 31                        2003         2002     % change       2003        2002     % change
-----------------------------------------------------------------------------------------------------------------
REVENUE                                     $31,618     $  7,741         308      $37.92       25.07         51
   Royalties, net of ARTC                     6,050        1,734         249        7.26        5.61         29
   Production and operating expenses          5,992        2,542         136        7.19        8.23        (13)
-----------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                            19,576        3,465         465       23.47       11.23        109
   General and administrative expenses        4,849        2,898          67        5.82        9.39        (38)
   Net interest expense (income)              1,092         (296)        n/a        1.31       (0.96)       n/a
   Large Corporations Tax                       288           64         350        0.34        0.21         62
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                    13,347          799       1,570       16.00        2.59        518
   Depletion and amortization                13,264        5,599         137       15.91       18.13        (12)
   Future site restoration                    1,223          295         315        1.46        0.96         52
   Write down of oil and gas assets              --       43,000         n/a          --      139.25        n/a
   Future income tax recovery                  (828)     (19,922)        n/a       (1.00)     (64.52)       n/a
-----------------------------------------------------------------------------------------------------------------
NET LOSS                                    $  (312)    $(28,173)        n/a      $(0.37)     (91.23)       n/a
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

     The Corporation recorded a net loss of $0.3 million, or $(0.00)/share, for 2003, as compared to a loss of $28.2 million $(0.51)/share, in 2002. The principal reason for the large loss in 2002 was the $24.7 million after tax ceiling test write down in that year.

     Cash flow from operations increased nearly sixteen-fold to $13.3 million in 2003, from $0.8 million in 2002. The Drumheller acquisition, providing substantial production increases to the Corporation, was the primary contributor to the large cash flow increase in 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's current $28.0 million revolving production loan facility expires on May 31, 2004. At December 31, 2003, $12.55 million was drawn on this facility. As at April 30, 2004, approximately $9.7 million is outstanding on this facility, and the Corporation has approximately $18.0 million in cash deposits available for corporate purposes. In addition to the $18.0 million of available cash currently on hand, the Corporation has $13.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.

     At December 31, 2003, the Corporation had $13.8 million ($12.0 million -
2002) in interest bearing term deposits posted as security against work expenditure bids. The security deposits are released to the Corporation on a basis proportionate to 25 percent of expenditures incurred. It is the Corporation's intention to secure a joint venture partner for its deepwater "Mayflower" block which, if successful, will release up to $10.3 million in secured term deposits assigned to this block.

     The Corporation's 2004 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund planned 2004 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad, it may be sourced from equity financings or, in the case of Offshore Nova Scotia activities, from potential releases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia acreage, or enter into other arrangements with third partied, thereby reducing capital required from the Corporation to fund these prospects.

CONTRACTUAL OBLIGATIONS

In the normal course of business, Canadian Superior is obligated to make future contractual payments. These obligations represent contracts and other commitments that are known and non-cancellable.

                                                                         PAYMENTS DUE BY PERIOD
----------------------------------------------------------------------------------------------------------------
Payments due by period ($000'S)                      2004 - 2006      2007 - 2008      Thereafter       Total
----------------------------------------------------------------------------------------------------------------
Office Leases                                         $ 2,719          $ 1,697           $  205        $ 4,621
Operating Leases                                          408              136                8            552
Flow-through share renunciation obligations            11,000               --               --         11,000
Firm service transportation                               329                8               --            337
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior's control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

     At December 31, 2003, the Corporation had $13.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

     The Corporation's existing production loan facility expires on May 31, 2004. The Corporation has sufficient cash on hand to fully pay out the current drawn balance.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

STOCK-BASED COMPENSATION PLANS

The Corporation will be adopting the application of the new accounting policy for stock-based compensation (CICA Section 3870) as of January 1, 2004, with retroactive effect to January 1, 2002. This section requires all stock options granted to employees, directors or consultants of the Corporation to be fair valued and recorded as a compensation expense when granted.

ASSET RETIREMENT OBLIGATIONS

The Corporation will be adopting the retroactive application of the new accounting policy for asset retirement obligations (CICA Section 3110) as of January 1, 2004. All existing reclamation and abandonment liabilities will be reversed and the new standard will be set up with prior years being restated. The obligation will be measured and recorded at fair value and the corresponding oil and gas assets will be increased. The capitalized cost will be amortized to depletion expense over the useful life of the asset. The liability will be adjusted over time with a corresponding accretion expense until the obligations are settled. This is not expected to have a significant impact on the Corporation's earnings.

CONTINUOUS DISCLOSURE OBLIGATIONS

Effective March 31, 2004, the Corporation and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form ("AIF"). The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIFs. Under this new instrument, it will no longer be mandatory for the Corporation to mail annual and interim financial statements and MD&A to Shareholders, but rather these documents will be provided on an "as requested" basis. It is Canadian Superior's intention to make these documents available on the Corporation's website on a continuous basis.